EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES
     The following table sets forth the computation of consolidated ratios of earnings to fixed charges for TD Banknorth Inc. for the periods shown.

	Year Ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Earnings before income taxes and change in accounting principle	$416,406	$467,740	$524,419	$447,319	$363,189
Fixed charges excluding interest on deposits	182,118	170,281	170,419	201,237	226,556

Earnings including fixed charges but excluding interest on deposits	598,524	638,021	694,838	648,556	589,745
Interest on deposits	228,596	161,004	188,836	244,648	363,974

Earnings including fixed charges and interest on deposits	$827,120	$799,025	$883,674	$893,204	$953,719

Fixed Charges:
Interest expense, excluding interest on deposits	$174,293	$162,619	$163,302	$193,952	$219,924
Interest within rent expense (1/3 rent expense)	7,825	7,662	7,117	7,285	6,632

Fixed charges excluding interest on deposits	182,118	170,281	170,419	201,237	226,556
Interest on deposits	228,596	161,004	188,836	244,648	363,974

Fixed charges including interest on deposits	$410,714	$331,285	$359,255	$445,885	$590,530

Ratio of earnings to fixed charges:
Including interest expense on deposits	2.0lx	2.41x	2.46x	2.00x	l.62x
Excluding interest expense on deposits	3.29x	3.75x	4.08x	3.22x	2.60x

(1)	Information for the year ended December 31, 2005 is based on the combined operations of TD Banknorth’s predecessor, Banknorth Group, Inc., for the period January 1, 2005 to February 28, 2005 and the operations of TD Banknorth’s as successor for the period March 1, 2005 to December 31, 2005 following TD Banknorth’s application of the purchase method of accounting to account for the transaction which resulted in TD Banknorth becoming a majority-owned subsidiary of The Toronto-Dominion Bank.